

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 25, 2017

Via E-Mail
Michael J.L. Sales
Chief Executive Officer
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York, NY 10017

> **Re:** **Nuveen Global Cities REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted July 27, 2017**
> **CIK No. 0001711799**

Dear Mr. Sales:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

6.   We note your assumption throughout your registration statement that Class T, Class S, Class D, Class I shares each will comprise one-fourth of the shares sold in the primary offering. Please revise your disclosure to explain your basis for this assumption.

7.   We note your disclosure that the price for shares of your common stock will generally be based on the prior month's NAV per share and that NAV per share for each class of common stock will be calculated as of the last calendar day of each month following the commencement of the offering. We further note your disclosure on page 9 that your board of directors determined the initial offering price of your shares in its sole discretion. Please revise your disclosure throughout the registration statement where applicable to clarify the initial purchase price for shares of your common stock upon

commencement of the offering, how it is determined, and when NAV will first be disclosed for purposes of determining the purchase price.

8.   We note that TIAA has agreed to purchase $200 million in shares of Class N common stock prior to the commencement of the offering. Please advise us when this purchase will be completed.

Prospectus Summary

9.   We note the disclosure on page 3 regarding HUKPAIF's valuation and performance. Please remove from the prospectus summary performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary. If you include this disclosure elsewhere in the prospectus, please balance such disclosure by including a description of any adverse business developments experienced by HUKPAIF.

Investment Objectives and Strategies, page 85

Investment Guidelines and Portfolio Allocation Targets, page 87

10.   We note your disclosure on page 88 that you will seek to invest 80% of your assets in properties including investments in the International Affiliated Funds and up to 20% of your assets in real estate-related assets. Please tell us the percentage of assets that you will seek to be invested in investments in the International Affiliated Funds. We may have further comment.

Management, page 100

11.   Please describe any termination fees that may be payable to your Advisor, dealer manager, or any of their affiliates.

Conflicts of Interest, page 119

12.   We note your reference on page 120 regarding the priority that Other THRE Accounts may have over you with respect to the allocation of investment opportunities. Please expand your disclosure to describe any such priority rights that are in place.

13.   We note your disclosure on page 122 that Other THRE Accounts with similar investment objectives to you engage in material real estate acquisitions each year. Please disclose the number of Other THRE Accounts with similar investment objectives to you that may target overlapping investment opportunities.

Net Asset Value Calculation and Valuation Guidelines, page 125

14.   We note your disclosure that your process of determining NAV involves the calculation
        of various components, including the fair value of properties, real estate-related assets,
        and other assets and liabilities. Please tell us if your NAV disclosure will provide
        investors with a breakdown of each of these components and supplementally provide us
        with your template for future NAV disclosures. Please also tell us how often you will
        provide updated NAV disclosure to investors.

Prior Performance, page 140

15.   We note your disclosure on page 140 that the information presented in this section
        excludes separately managed accounts and co-investment accounts unless otherwise
        noted. Please provide us your analysis of how you determined that these accounts are not
        programs under Industry Guide 5. Please also explain how you determined it is not
        appropriate to present information regarding Henderson UK Property PAIF and the Asia-
        Pacific Cities Fund in this section.

Appendix A: Prior Performance Tables

Table I: Experience in Raising and Investing Funds, page A-2

16.   Based on the disclosure in the "Prior Performance" section beginning on page 140, it
        appears that you have other real estate programs with similar investment objectives to
        you that have closed within the last three years or are open ended. Please tell us how you
        determined which programs to present in Tables I and II. Please also revise the headings
        "TREA" and "TRPF" in Table II for consistency with the acronyms defined on page A-2.

Table III: Operating Results of Prior Programs

17.   Please revise Table III to provide distribution data per $1,000 invested, including the total
        distributions paid, and separately quantify the source of distributions from (i) operations,
        (ii) sales of properties, and (iii) other sources such as financing.

Penn-Muni, page A-5

18.   In Table III for each of Penn-Muni and NAPF, you present amounts of distributions paid
        "From all other sources" but do not present amounts for total distributions paid. Please
        revise to reconcile these line items.

REA, page A-9

19.   Please ensure labeling of amounts disclosed is consistent with publicly filed financial
        information. By way of example, the $565.1 million income (loss) from discontinued

operations as disclosed herein appears to reflect investment income, net as disclosed within the Statements of Operations within the TIAA Real Estate Account Form 10-K for fiscal year ended December 31, 2016. Additionally, tell us why you elected to exclude the Net realized and unrealized gains on investments for REA.

Item 33. Recent Sales of Unregistered Securities, page II-1

20. Please revise to provide all relevant information required by Item 701 of Regulation S-K for the issuance of unregistered securities to TIAA including the aggregate offering price and the facts relied upon to make the exemption available.

Exhibit Index

Exhibit 5.1

21. Paragraph 4 on page 2 contains counsel's assumption that all representations, warranties, statements and information contained in the Documents are true and complete. Please have counsel revise to confine this assumption to factual representations, warranties, statements and information.

22. We note counsel assumes, upon the issuance of any of the shares of common stock, the total number of shares of each class issued and outstanding will not exceed the total number of shares of that class that the registrant is then authorized to issue under the charter. Please have counsel revise assumption 6 to clarify that you have sufficient authorized shares as of the date of the opinion or advise. For guidance, please see Staff Legal Bulletin No. 19 at Section II.B.3.a, available on the Commission's website.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Rosemarie A. Thurston
       Alston & Bird LLP